SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015 (Report No. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Suspect Search Recognized as Best Video Analytics Solution by Government Security News, Dated July 2, 2015

99.2	NICE Partners with Firstsource Solutions to Enhance the Customer Experience, Dated July 6, 2015

99.3	NICE Again Named Market Leader for Speech Analytics by Analyst Firm DMG, Dated July 8, 2015

99.4	Transform Your Service Organization: NICE Global Webinar Series to Examine Three Major Changes that will Help Companies Create Perfect Experience, Dated July 09, 2015

99.5	NICE Actimize Named Best Anti-Money Laundering Compliance Solution Provider For The Second Year in a Row in 2015 Waters Magazine Rankings Awards, Dated July 20, 2015

99.6	NICE Actimize Recognized by CIO Review Magazine as a 2015 “Top 20” Most Promising Enterprise Risk Management Solution Provider, Dated July 22, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title	General Counsel

Dated: August 4, 2015

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Suspect Search Recognized as Best Video Analytics Solution by Government Security News, Dated July 2, 2015

99.2	NICE Partners with Firstsource Solutions to Enhance the Customer Experience, Dated July 6, 2015

99.3	NICE Again Named Market Leader for Speech Analytics by Analyst Firm DMG, Dated July 8, 2015

99.4	Transform Your Service Organization: NICE Global Webinar Series to Examine Three Major Changes that will Help Companies Create Perfect Experience, Dated July 09, 2015

99.5	NICE Actimize Named Best Anti-Money Laundering Compliance Solution Provider For The Second Year in a Row in 2015 Waters Magazine Rankings Awards, Dated July 20, 2015

99.6	NICE Actimize Recognized by CIO Review Magazine as a 2015 “Top 20” Most Promising Enterprise Risk Management Solution Provider, Dated July 22, 2015